UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of November 2011

Commission File No.:  001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada  M5G 1L7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):Yes  ☐ No  ☒

A copy of the Registrant’s Management Information Circular dated November 4, 2011(excluding the section entitled "Performance Graph" and the first six paragraphs under the section entitled “Compensation Discussion and Analysis”, which shall be deemed not to be incorporated by reference) is furnished herewith and is incorporated by reference into the following Registration Statement:

Registration Statement on Form S-8  No. 333-157279

EXHIBITS

The following information is furnished to the SEC as part of this report on Form 6-K:

Exhibit No.	Document
99.1
Management Information Circular dated November 4, 2011 (excluding the section entitled "Performance Graph" and the first six paragraphs under the section entitled “Compensation Discussion and Analysis”, which shall be deemed not to be incorporated by reference).

99.2	Form of Proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date: November 14, 2011	By:	/s/ Elie Farah
Name: Elie Farah
Title: President and Chief Financial Officer